EXHIBIT 3.6

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF DESIGNATIONS, NUMBER, VOTING
POWERS, PREFERENCES AND RIGHTS OF
CLASS C CONVERTIBLE PREFERRED STOCK

OF

NESS TECHNOLOGIES, INC.
_____________________________________________________

NESS TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:  That Section 6(j) of the Certificate of Designations, Number, Voting Powers, Preferences and Rights of Class C Convertible Preferred Stock of the Corporation (the “Certificate”) shall be amended in its entirety to read as follows:

“(j) (i) If the Corporation consummates an underwritten public offering of Common Stock for the account of the Corporation and lists the Common Stock so offered on an internationally recognized securities exchange or Nasdaq (an “IPO”) prior to December 31, 2004 (the “2004 IPO”), at an initial price per share of Common Stock sold in such IPO (the “2004 IPO Price”) that is lower than $13.98 (subject to adjustment for stock splits, stock dividends and the like subsequent to the Class C Issuance Date), the Conversion Price shall be reduced immediately following the commencement of the 2004 IPO to the amount it would have been (taking into account the application of the other provisions of this Section 6) if the initial Conversion Price hereunder had been an amount equal to the 2004 IPO Price (adjusted for any stock splits, stock dividends and the like subsequent to the Class C Issuance Date) divided by 1.075; provided, however, that if less than all of the shares of Common Stock underlying the Class C Preferred Stock are sold in such 2004 IPO, the Conversion Price of the shares of Class C Preferred Stock not converted upon commencement of the 2004 IPO shall not be calculated in accordance with the provisions of this Section 6(j)(i) but shall be calculated in accordance with the formula set forth in Section 6(j)(ii) hereof.

(ii) If the Corporation consummates an IPO subsequent to January 1, 2005, at an initial price per share of Common Stock sold in such IPO (the “IPO Price”) that is lower than $14.95 (subject to adjustment for stock splits, stock dividends and the like subsequent to the Class C Issuance Date), the Conversion Price shall be reduced upon consummation of such IPO to the amount it would have been (taking into account the application of the other provisions of this Section 6) if the initial Conversion Price hereunder had been an amount equal to the IPO Price (adjusted for any stock splits, stock dividends and the like subsequent to the Class C Issuance Date) divided by 1.15.”

SECOND: That a resolution was duly adopted by unanimous written consent of the directors of the Corporation, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth the above-mentioned amendments to the Certificate and declaring said amendment to be advisable.  The holders of the requisite percentage of the Corporation’s outstanding stock duly approved the above-mentioned amendment by written consent in accordance with Section 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer on this 20th day of September, 2004.

NESS TECHNOLOGIES, INC.

By:	/s/ Raviv Zoller
	Name:	Raviv Zoller
	Title:	President and Chief Executive Officer